EXHIBIT 99.1

CN Energy Subsidiary Pathenbot Signs Intelligent Cargo Sorting Services Order

CN Energy Subsidiary Pathenbot Launches Intelligent Robotic Cargo Sorting Services.

LISHUI, China, May 22, 2026 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY” or the “Company”) today announced that its wholly-owned subsidiary, Pathenbot Group Inc. (“Pathenbot”), has recently signed an intelligent cargo sorting services order, marking the commercial launch of the Company’s intelligent robotic cargo sorting services in the United States.

Under the agreement, Pathenbot will provide intelligent robotic sorting services, including barcode scanning, SKU recognition, cargo classification, order consolidation, and operational data support. The initial order covers 100,000 units of cargo sorting services.

This order marks the beginning of Pathenbot’s commercial deployment of its intelligent sorting robots, representing another significant milestone in Pathenbot’s continued expansion into smart logistics and warehouse robotics services.

Currently, the Company has deployed intelligent sorting robots across the western United States. Building on this success, the Company plans to further expand its intelligent sorting robot deployment into the central and eastern United States.

Mr. Wenhua Liu, interim CEO of CNEY, stated:

“This order marks the beginning of CNEY’s intelligent robotic cargo sorting operations in the United States, and represents a landmark milestone in CNEY’s strategic rollout of intelligent robotic cargo sorting services across the country.”

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol “CNEY.” CNEY has pioneered and specialized in producing high-quality recyclable activated carbon from raw carbon materials, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental and ecologic benefits. CNEY’s products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. CNEY also develops and provides customizable robotics products, automation tools, and related software solutions for small and medium-sized industrial, logistics, and service businesses in North America. For more information, please visit the Company’s website at www.cneny.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will,” “would,” and similar expressions. Forward-looking statements are based on current beliefs, expectations, and assumptions and are not guarantees of future performance.

These forward-looking statements include statements regarding the expected closing of the transaction, the expected benefits of the acquisition, and the Company’s strategic expansion plans. These statements are subject to risks and uncertainties, including those described under “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, and actual results may differ materially, including if the parties do not enter into definitive agreements, required approvals are not obtained, or the Company is unable to integrate the business or realize the anticipated benefits of the transaction.

Forward-looking statements speak only as of the date hereof, and the Company undertakes no obligation to update them, except as required by law. Information on the Company’s website or social media is not incorporated by reference into this press release.

SOURCE CN Energy Group. Inc.